As filed with the Securities and Exchange Commission on January 15, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

URANIUM RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	75-2212772
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6950 South Potomac Street, Suite 300

Centennial, Colorado 80112

(303) 531-0470

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey L. Vigil

Vice President—Finance and Chief Financial Officer

Uranium Resources, Inc.

6950 South Potomac Street, Suite 300

Centennial, Colorado 80112

(303) 531-0470

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Paul Hilton, Esq.

David R. Crandall, Esq.

Hogan Lovells US LLP

One Tabor Center, Suite 1500

1200 Seventeenth Street

Denver, Colorado 80202

Telephone: (303) 899-7300

Facsimile: (303) 899-7333

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, par value $0.001 per share	2,433,253	$0.41	$997,634	$100

(1)

This registration statement also relates to such additional shares of common stock of the registrant as may be issued with respect to such shares of common stock by way of a stock dividend, stock split or similar transaction.

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”), based upon the average high and low per share prices of the registrant’s common stock as reported on the Nasdaq Capital Market on January 14, 2016.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 15, 2016

PROSPECTUS

2,433,253 Shares of Common Stock

This prospectus relates to the resale from time to time of up to an aggregate of 2,433,253 shares of our common stock by the selling stockholders named herein, which is comprised of the following shares of common stock issued or issuable by the Company: (i) 706,385 shares of common stock issued to RCF Management L.L.C. for technical due diligence and related services in connection with the Company’s acquisition of Anatolia Energy Limited; (ii) 251,719 shares of common stock issued to Insight Transportation Services LLC in connection with the closing of the Company’s acquisition of Anatolia Energy Limited and for consulting services; (iii) 69,985 shares of common stock underlying options issued to Insight Transportation Services LLC in connection with the closing of the Company’s acquisition of Anatolia Energy Limited; and (iv) 1,405,164 shares of common stock issued to Swellcap Limited in satisfaction of payments due under a consultancy services agreement entered into by Anatolia Energy Limited.

All of the proceeds from the sale of the shares covered by this prospectus will be received by the selling stockholders. We will not receive any of the proceeds from the sale of those shares. Our registration of the common stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the common stock. The shares may be offered and sold from time to time by the selling stockholders named herein through public or private transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” for a more complete description of the ways in which the common stock may be sold.

Our common stock is currently traded on the Nasdaq Capital Market under the symbol “URRE” and on the ASX under the symbol “URI”.  On January 12, 2016, the last reported sale price of our common stock on the Nasdaq Capital Market was $0.47 per share.

Investing in our securities involves a high degree of risk. You should read “Risk Factors” beginning on page 7 of this prospectus and the reports we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, incorporated by reference in this prospectus, to read about factors to consider before purchasing our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2016

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS ii
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS ii
CERTAIN DEFINITIONS iii
PROSPECTUS SUMMARY 1
RISK FACTORS 7
USE OF PROCEEDS 18
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY 19
SELLING STOCKHOLDERS 19
PLAN OF DISTRIBUTION 23
DESCRIPTION OF COMMON STOCK 24
LEGAL MATTERS 26
EXPERTS 26
WHERE YOU CAN FIND MORE INFORMATION 26
INFORMATION INCORPORATED BY REFERENCE 26

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus, and we take no responsibility for any other information that others may give you. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or any such prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

As permitted by the rules and regulations of the Securities and Exchange Commission (the “SEC”), the registration statement of which this prospectus forms a part includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s web site or at the SEC’s offices described below under the heading “Where You Can Find More Information.” Before investing in our common stock, you should read this prospectus, as well as the additional information described under “Where You Can Find More Information” and “Information Incorporated by Reference.”

References to the “Company,” “URI,” “we,” “our” and “us” in this prospectus are to Uranium Resources, Inc. and its consolidated subsidiaries, unless the context otherwise requires. This document includes trade names and trademarks of other companies. All such trade names and trademarks appearing in this document are the property of their respective holders.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process or continuous registration process. Under this shelf registration process, the selling stockholders may, from time to time, sell the common stock described in this prospectus in one or more offerings. This prospectus provides you with a description of the common stock which may be offered by the selling stockholders. Each time a selling stockholder sells common stock, the selling stockholder may be required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information” and “Information Incorporated by Reference” before investing in our common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have incorporated by reference contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements convey our current expectations or forecasts of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are generally identifiable by use of the words “estimate,” “project,” “believe,” “intend,” “plan,” “anticipate,” “expect” and similar expressions. These forward-looking statements include management’s expectations regarding our liquidity, burn rate, exploration plans, reserves and mineralized uranium material, capital requirements, timing of receipt of mining permits and access rights, acquisition or partnering opportunities, sales or exchanges, execution of definitive document and the closing of the anticipated transaction with Laramide Resources, production capacity of mining operations for properties in the Republic of Turkey, South Texas and New Mexico and planned dates for commencement of production at such properties. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Actual results could differ materially from those in forward-looking statements because of, among other reasons, the factors described below and in the periodic reports that we file with the SEC from time to time, including Forms 10-K, 10-Q and 8-K and any amendments thereto. The forward-looking statements are not guarantees of future performance. They are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks.

Key factors that could cause actual results to be different than expected or anticipated include, but are not limited to:

•

the availability of capital to URI;

•

the spot price and long-term contract price of uranium;

•

risks associated with our foreign operations;

•

the ability of URI to enter into and successfully close acquisitions or other material transactions, including without limitation the transaction with Laramide Resources;

•

legislation and other actions by the Navajo Nation;

•

operating conditions at our mining projects;

ii

•

government regulation of the mining industry and the nuclear power industry in the United States and the Republic of Turkey;

•

the world-wide supply and demand of uranium;

•

weather conditions;

•

unanticipated geological, processing, regulatory and legal or other problems we may encounter;

•

currently pending or new litigation;

•

timely receipt of mining and other permits from regulatory agencies; and

•

the risks set forth herein under the caption “Risk Factors.”

In light of these risks, uncertainties and assumptions, you are cautioned not to place undue reliance on forward-looking statements, which are inherently unreliable and speak only as of the date of this prospectus or as of the date of any document incorporated by reference in this prospectus. When considering forward-looking statements, you should keep in mind the cautionary statements in this prospectus and the documents incorporated by reference. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus might not occur.

CERTAIN DEFINITIONS

Anatolia Energy:    Anatolia Energy Limited, an Australian public company, and its subsidiaries.

Dollar or “$”:    Unless otherwise indicated, or the context otherwise requires, references in this prospectus to “$” or “dollar” are to the lawful currency of the United States.

Mineral:    A naturally occurring inorganic element or compound having an orderly internal structure and characteristic chemical composition, crystal form, and physical properties.

Mineralized Material or Deposit:     A mineralized body, which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries, and other factors, conclude current economic feasibility to extract it.

Reserves:    That part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination.

Resource:    The calculated amount of material in a mineral deposit, based on limited drilling information.

The Transaction:    URI’s acquisition of Anatolia Energy that closed on November 9, 2015, as described in more detail in “Recent Developments—Acquisition of Anatolia Energy Limited” in this prospectus.

U3O8:     Triuranium octoxide equivalent contained in uranium concentrates, referred to as uranium concentrate.

iii

PROSPECTUS SUMMARY

This summary highlights selected information about Uranium Resources, Inc. and this offering of common stock. This summary does not contain all of the information that may be important to you in making an investment decision. For a more complete understanding of Uranium Resources, Inc. you should read carefully this entire prospectus, including the “Risk Factors” section and the other documents we refer to and incorporate by reference. Unless otherwise indicated, “common stock” means our common stock, par value $0.001 per share. Unless otherwise noted, all share and per share information has been adjusted to reflect the one-for-ten reverse stock split of our common stock that became effective January 22, 2013.

Uranium Resources Overview

Uranium Resources, Inc. is a uranium exploration, development and production company. We were organized in 1977 to acquire and develop uranium projects in South Texas using the in-situ recovery (“ISR”) process.  Following our acquisition of Anatolia Energy Limited, we are focused on advancing to near-term production the Temrezli ISR project in Turkey.  URI also controls extensive exploration properties under nine exploration and operating licenses covering approximately 44,700 acres with numerous exploration targets, including the potential satellite Sefaatli project, which is 25 miles southwest of the Temrezli project.  We have historically produced uranium by ISR methods in the State of Texas where we currently have ISR projects and two licensed processing facilities. We also have approximately 190,000 acres of mineral holdings in the prolific Grants Mineral Belt of the State of New Mexico and 17,000 acres in the South Texas uranium province, a portion of which we have entered into a binding letter of intent to sell. URI acquired these properties over the past 25 years along with an extensive information database of historic drill-hole logs and analysis. None of URI’s properties are currently in production.

Our principal executive offices are located at 6950 South Potomac Street, Suite 300, Centennial, Colorado 80112, and our telephone number is (303) 531-0470. Our website is located at www.uraniumresources.com. Information contained on our website or that can be accessed through our website is not incorporated by reference into this prospectus.

For additional information as to our business, properties and financial condition, please refer to the documents cited in “Where You Can Find More Information” and “Information Incorporated by Reference”.

Liquidity and Expenses

We had approximately $3.8 million in cash at September 30, 2015 and approximately $0.8 million at December 31, 2015. On average, URI expended approximately $1.1 million of cash per month during 2015 (excluding Anatolia transaction costs of approximately $3.0 million), which is expected to increase by approximately $50,000 per month during the first half of 2016 for Temrezli permitting activities and by approximately $2.0 million to $3.0 million per month during the second half of 2016 as planning and construction of the Temrezli central processing plant begins. If additional capital is not available in sufficient amounts or on a timely basis, URI will experience liquidity problems, and URI would face the need to significantly curtail current operations, change our planned business strategies and pursue other remedial measures.

URI ceased uranium production activities in 2009 due to sustained low uranium prices and does not anticipate receiving significant sales revenue and related cash inflows for 2016.  URI expects that its existing cash balances will provide it the necessary liquidity to fund its current operations through February 2016.  URI also continues to look for ways to reduce its monthly cash expenditures at its current operations and to explore opportunities to raise additional funds or further monetize its non-core assets, although there can be no assurance that such efforts will be successful.

Recent Developments

Registered Direct Offering

On December 18, 2015, URI completed a registered direct offering for gross proceeds of $1.0 million.  Net proceeds to URI, after deducting agent’s fees and estimated offering expenses, were approximately $0.9 million. URI sold 2.5 million shares of common stock at a price of $0.40 per share.

Acquisition of Anatolia Energy Limited

On November 9, 2015, URI completed the acquisition of Anatolia Energy Limited, an Australian public company, pursuant to the scheme implementation agreement between the parties dated June 3, 2015 (the “Transaction”). Upon the closing of the Transaction, each Anatolia Energy share outstanding immediately prior to closing was transferred to URI in exchange for 0.06579 URI shares, or approximately 20.5 million URI shares in the aggregate, and Anatolia Energy became a wholly-owned subsidiary of URI. URI also issued approximately 7.0 million replacement options and replacement performance shares relating to approximately 0.7 million URI shares to holders of Anatolia Energy’s options and performance shares, respectively. Immediately after the closing of the Transaction, the former Anatolia Energy shareholders held approximately 40% of the outstanding common stock of the combined company (or approximately 43% on a fully diluted basis), and the shares of common stock held by continuing URI shareholders represented approximately 60% of the outstanding common stock of the combined company.

Laramide Asset Sale

Also on November 9, 2015, URI entered into a letter of intent with Laramide Resources for the sale of URI’s Churchrock and Crownpoint properties in New Mexico. Under the terms of the letter of intent, URI and certain of its subsidiaries have agreed, subject to the execution of definitive documentation, to transfer ownership of the Churchrock and Crownpoint properties to Laramide Resources or its subsidiaries.  In exchange, URI will receive from Laramide Resources at closing cash in the amount of $5,250,000 and a note receivable in the amount of $7,250,000 payable in three equal installments over the next three years. Laramide Resources will also assume any liabilities related to reclamation and remediation on the subject lands.

Definitive documentation on the terms above is expected to be executed in the first quarter of 2016 with closing of the transaction expected to occur during the first half of 2016, subject to customary conditions, including applicable regulatory approvals.

Special Meeting of Stockholders

On December 28, 2015, URI filed a proxy statement with the SEC relating to a special meeting of stockholders to be held on February 2, 2016 to approve a reverse stock split. No assurances can be given that URI will implement a reverse stock split.

Overview of URI Projects

Set forth below is a brief overview of URI’s projects. For additional information about the projects, please refer to the documents cited in “Where You Can Find More Information.”

Turkey

Following the closing of the Transaction, URI is focused on advancing to near-term production the Temrezli ISR project in Central Turkey. In Turkey, URI controls extensive exploration properties under nine exploration and operating licenses covering approximately 44,700 acres (over 18,000 ha) with numerous exploration targets, including the potential satellite Sefaatli Project, which is 25 miles (40 km) southwest of the Temrezli project. The project area enjoys year-round accessibility via sealed roads and a number of unsealed local tracks. Sparsely populated, but with access to major infrastructure such as water and power, the area is gently undulating. The majority of the project area is owned by local families who work the land for grain production.

Temrezli Project.  The Temrezli project is wholly owned and operated by URI. Uranium was first discovered by Turkey’s Uranium Division of the Department of Energy, Raw Material and Exploration (“MTA”) in the early 1980s. MTA continued to explore the region for the next 10 years. Following a change to the Turkish Mining Law in 2004 the private sector has been able to explore for radioactive substances. Anatolia Energy, through its subsidiary Adur Madencilik Ltd STI, commenced exploration at the Temrezli project in 2010 and confirmed the MTA’s findings. The uranium mineralization is considered to be epigenetic and related to strata controlled redox boundaries influenced by permeability changes and/or stratabound reductants such as organic material or iron sulfides.

Anatolia Energy released a preliminary feasibility study in February 2015 indicating a cash operating cost of $16.89 per pound U3O8 and all-in operating costs of approximately $30.17 per pound U3O8. URI has retained Roscoe Postle Associates, Inc. to update the February 2015 preliminary feasibility study, something that URI currently anticipates to have ready in Q1 2016. Included in the update to the preliminary feasibility study will be the consideration of the capital cost savings and other synergies expected to be realized through the Transaction.

Sefaatli Project.  The Sefaatli project area contains the district’s most significant uranium occurrences outside of our Temrezli project area. The Sefaatli project is located approximately 25 miles (40 km) southwest of the Temrezli project. The Sefaatli project has been strengthened by the granting of two new exploration licenses, which expire in May 2018.

Texas

In Texas, URI has the Kingsville Dome licensed processing facility and approximately 17,000 acres (6,900 ha) of prospective ISR projects. URI plans on relocating key components of the Rosita processing facility from Texas to Turkey for use at the Temrezli project. The wellfields at Kingsville Dome and Rosita have reserves of over 600,000 pounds of in-place uranium within 400,000 tons at an average grade of approximately 0.08%. These wellfields and the Kingsville Dome facility are on standby for a restart of production when there is a sustained improvement in the uranium market.

New Mexico

In New Mexico, URI controls minerals rights encompassing approximately 190,000 acres (76,900 ha), a portion of which we have entered into a binding letter of intent to sell. URI holds substantial non-reserve mineralized material of over 40 million tons at an average grade of 0.15% at its properties in the prolific Grants Mineral Belt in New Mexico, which holds one of the largest known concentrations of sandstone-hosted uranium deposits in the world.

The Offering

The following summary is provided solely for your convenience and is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of our common stock, see “Description of Common Stock.”

Issuer	Uranium Resources, Inc.
Common Stock Offered by the Selling Stockholders

2,433,253 shares of common stock issued or issuable by the Company, comprised as follows:

•

706,385 shares of common stock issued to RCF Management L.L.C. for technical due diligence and related services in connection with the Transaction;

•

251,719 shares of common stock issued to Insight Transportation Services LLC in connection with the closing of the Transaction and for consulting services;

•

69,985 shares of common stock underlying options issued to Insight Transportation Services LLC in connection with the closing of the Transaction; and

•

1,405,164 shares of common stock issued to Swellcap Limited in satisfaction of payments due under a consultancy services agreement entered into by Anatolia Energy Limited.

Shares of Common Stock to Be Outstanding After This Offering	56,262,293 shares of common stock (1)
Use of Proceeds

The proceeds from the sale of the common stock covered by this prospectus will be received by the selling stockholders. The Company will not receive any of the proceeds from any sale by any selling stockholder of the common stock covered by this prospectus. See “Use of Proceeds.”

Plan of Distribution

The shares may be offered and sold from time to time by the selling stockholders named herein through public or private transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution.”

Nasdaq Capital Market Symbol	URRE
ASX Symbol	URI
Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in the section entitled “Risk Factors,” as well as any other information in this prospectus, any prospectus supplement and any document incorporated herein by reference, before purchasing our common stock.

_____________________

(1)

The number of shares of common stock to be outstanding after this offering is based on 56,192,308 shares of common stock outstanding as of January 12, 2016 and 147,831 shares issuable upon the exercise of outstanding options issued under our equity incentive plans, 6,998,507 shares issuable upon the exercise of options issued to former Anatolia Energy option holders in connection with the Transaction, 69,985 shares issuable upon the exercise of options issued to Insight Transportation Services LLC in connection with the closing of the Transaction, 699,438 shares issuable upon the exercise of performance shares issued to former Anatolia Energy performance shareholders in connection with the Transaction, 328,928 shares issuable upon the vesting of outstanding restricted stock units, 2,200,000 shares underlying warrants issued in connection with our March 2015 registered direct offering, and 3,076,923 shares issuable upon the conversion of amounts outstanding under the RCF loan agreement.

Organizational Chart

The structure of the URRE group as of the date of this prospectus is as follows:

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus before making an investment decision. Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks. In addition, please read “Disclosure Regarding Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to Our Business

Our foreign operations subject us to a number of significant regulatory and legal risks that may have a material adverse impact on our prospects, projects, financial condition and results of operations.

Our acquisition of Anatolia Energy significantly increased the importance of foreign operations to our future prospects and growth, and our foreign operations expose us to a number of risks. These risks include such things as:

•

enforcement of unfamiliar or uncertain foreign real estate, mineral tenure, contract, water use, mine safety and environmental laws and policies;

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challenges to mining, processing and related permits and licenses, or to applications for permits and licenses, by or on behalf of regulatory authorities, indigenous populations, non-governmental organizations or other third parties;

•

war, crime, terrorism, sabotage, civil unrest and uncertain political and economic environments;

•

renegotiation, nullification or forced modification of existing contracts, licenses, permits, approvals, concessions or the like;

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corruption;

•

challenges in overseeing employees and contractors, including the risk that our employees and independent contractors may engage in unauthorized or illegal activity;

•

exchange and currency controls and fluctuations;

•

limitations on foreign exchange and repatriation of earnings;

•

restrictions on mineral production and price controls;

•

seizure of mineral production and expropriation or nationalization of property;

•

changes in legislation, including changes related to taxation, new or increased mining royalty interests, import and export regulations, foreign ownership, foreign trade and foreign investment;

•

high rates of inflation; and

•

labor practices and disputes.

In addition, we face the numerous risks as a new acquirer that our expectations may not be realized and that we may encounter unexpected problems. After the closing of the Transaction, we have begun to review Anatolia Energy’s operations in Turkey, including compliance with local laws and applicable permitting requirements. In the event we confirm material noncompliance, we could face fines or restrictions on our ability to develop our projects in Turkey, which could have a material adverse effect on our prospects, projects, financial condition and results of operations.

In addition, regulatory, permitting and business arrangements in foreign jurisdictions are subject to extensive laws and regulations intended to prevent improper payments, fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of business arrangements that are commonplace in such foreign jurisdictions, and violations of such laws and regulations could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties.

If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our common stock may be delisted and the liquidity and value of our common stock and our ability to raise additional capital could be negatively impacted.

URI’s common stock is primarily traded on the Nasdaq Capital Market. On August 12, 2015, we received notice from Nasdaq that we had failed to maintain compliance with the $1.00 per share minimum bid price for 30 consecutive business days. We have a period of 180 calendar days to regain compliance with the minimum bid price requirement. We will regain compliance with the minimum bid requirement if at any time before February 8, 2016, the bid price for our common stock closes at $1.00 per share or above for a minimum of 10 consecutive business days. In the event that we do not regain compliance with the minimum bid price rule by February 8, 2016, we may be eligible for an additional 180 days to cure the situation, but if the situation is not cured then our shares could be delisted from Nasdaq.

A delisting of our stock could negatively impact the liquidity and value of our shares, as well as our ability to raise additional capital for the continuation of our operations. In particular, if we were delisted from the Nasdaq Capital Market and were not able to list our common stock on another national securities exchange, we would no longer be eligible to use Form S-3 registration statements and could no longer sell shares through “at-the-market” offerings, including pursuant to our At-The-Market Sales Agreement with BTIG LLC. Being delisted could also cause a loss of confidence by our investors and employees, and result in fewer business development opportunities. Further, if our stock is delisted, a reliable trading market for our securities could cease to exist, which may result in negative tax consequences.

URI is not producing uranium at this time. As a result, we currently have no sources of operating cash. If we cannot monetize certain existing assets, partner with another company that has cash resources, find other means of generating revenue other than uranium production and/or access additional sources of private or public capital, we may not be able to remain in business.

As a result of low uranium prices, we ceased production of uranium in 2009. While we have approximately 664,000 pounds of reserves at our South Texas properties, we are not planning to commence production at any of our South Texas properties until we are able to acquire additional reserves or mineralized material and uranium prices recover to levels that will ensure that production, once resumed, is sustainable in the 300,000 to 500,000 pound range per year. Our ability to begin plant construction and wellfield development in Turkey and New Mexico is subject to availability of financing and activation of our permits and licenses. In addition, in the event the sale to Laramide Resources is not completed, we expect that we will need to secure significant capital for the development of our Churchrock project in advance of beginning development activities on the project. We do not have a committed source of financing for the development of our Churchrock project. There can be no assurance that we will be able to obtain financing for this project, our Temrezli project or our other New Mexico projects. Our inability to develop the Temrezli or New Mexico properties would have a material adverse effect on our future operations.

Until we begin uranium production, we have no way to generate cash inflows unless we monetize certain of our assets or through financing activities. Our future uranium production, cash flow and income are dependent upon the results of exploration as well as our ability to bring on new, as yet unidentified wellfields and to acquire and develop additional reserves. We can provide no assurance that our properties will be placed into production or that we will be able to continue to find, develop, acquire and finance additional reserves. If we cannot monetize certain existing assets, partner with another company that has cash resources, find other means of generating revenue other than uranium production and/or access additional sources of private or public capital, we may not be able to remain in business and our stockholders may lose their entire investment.

Our ability to function as an operating mining company will be dependent on our ability to mine our properties at a profit sufficient to finance further mining activities and for the acquisition and development of additional properties. The volatility of uranium prices makes long-range planning uncertain and raising capital difficult.

Our ability to operate on a positive cash flow basis will be dependent on mining sufficient quantities of uranium at a profit sufficient to finance our operations and for the acquisition and development of additional mining properties. Any profit will necessarily be dependent upon, and affected by, the long and short term market prices of uranium, which are subject to significant fluctuation. Uranium prices have been and will continue to be affected by numerous factors beyond our control. These factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources and uranium production levels and costs of production. A significant, sustained drop in uranium prices may make it impossible to operate our business at a level that will permit us to cover our fixed costs or to remain in operation.

If we are unable to raise additional capital, our business may fail and stockholders may lose their entire investment.

We had approximately $3.8 million in cash at September 30, 2015 and approximately $0.8 million at December 31, 2015. On average, URI expended approximately $1.1 million of cash per month during 2015 (excluding Anatolia transaction costs of approimately $3.0 million), which is expected to increase by approximately $50,000 per month during the first half of 2016 for Temrezli permitting activities and by approximately $2.0 million to $3.0 million per month during the second half of 2016 as planning and construction of the Temrezli central processing plant begins. There can be no assurance that URI will be able to obtain additional capital after it exhausts its current cash. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities would likely result in substantial dilution to existing stockholders. If we borrow money, we will have to pay interest and may also have to agree to restrictions that limit our operating flexibility.

If additional capital is not available in sufficient amounts or on a timely basis, URI will experience liquidity problems, and URI could face the need to significantly curtail current operations, change our planned business strategies and pursue other remedial measures. Any curtailment of business operations would have a material negative effect on operating results, the value of our outstanding stock is likely to fall, and our business may fail, causing our stockholders to lose their entire investment.

The benefits of integrating URI and Anatolia Energy may not be realized.

To be successful on a going forward basis, we will need to combine and integrate the operations of URI and Anatolia Energy into one company. Integration will require substantial management attention and could detract attention from the day-to-day business of the combined company. We could encounter difficulties in the integration process, such as the need to revisit assumptions about reserves, future production, revenues, capital expenditures and operating costs, including synergies, the loss of key employees or commercial relationships or the need to address unanticipated liabilities. If we cannot integrate URI’s and Anatolia Energy’s businesses successfully, we may fail to realize the expected benefits of the Transaction.

The market price of URI’s common stock may decline as a result of the Transaction.

The market price of URI’s common stock may decline as a result of the Transaction if the integration of Anatolia Energy’s business is unsuccessful, the perceived benefits of the Transaction are not achieved as rapidly or to the extent anticipated by financial analysts or investors, or the effect of the Transaction on the combined company’s financial results after the completion of the Transaction is not consistent with the expectations of financial analysts or investors.

The Transaction resulted in changes to URI’s board of directors and management that may affect the strategy and operations of the combined company.

Upon completion of the Transaction, the Board of Directors of URI offered to appoint two new directors to the Board designated by Anatolia Energy. Those individuals are Pat Burke and Paul Cronin. There can be no assurance that either will accept such offers, nor that the newly-constituted Board of Directors will function effectively as a team and that there will not be any adverse effect on our business as a result.

The Transaction is expected to result in an ownership change for URI under Section 382 of the Code, potentially limiting the use of URI’s net operating loss carryforwards and certain other tax attributes in future years. In addition, URI’s ability to use its net operating loss carryforwards may be further limited if taxable income does not reach sufficient levels.

As of December 31, 2014, URI had approximately $173.5 million of net operating loss (“NOL”) carryforwards available to reduce U.S. federal taxable income in future years. Under Section 382 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its postchange income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period.

The Transaction is expected to result in an ownership change under Section 382 of the Code for URI, potentially limiting the use of URI’s NOL carryforwards in future taxable years for U.S. federal income tax purposes. These limitations may affect the timing of when these NOL carryforwards can be used which, in turn, may impact the timing of when cash is used to pay the taxes of URI and have a negative impact on URI’s financial position and results of operations. In addition, URI’s ability to use its NOL carryforwards will be dependent on its ability to generate taxable income. Some portion of the NOL carryforwards could expire before URI generates sufficient taxable income.

Approximately 19.7% of our common stock is beneficially owned by a significant stockholder.

As of January 12, 2016, approximately 15.3% of our common stock is owned by Resource Capital Fund V L.P. (“RCF”). In addition, under the terms of the RCF loan agreement, RCF has the right to acquire an additional 3.1 million shares of our common stock upon conversion of the $8.0 million currently drawn under a loan agreement between RCF and URI, which would increase RCF’s ownership to approximately 19.7% of our common stock. In addition, under a stockholders’ agreement between RCF and URI, RCF is entitled to have two designees placed in nomination for a seat on the Board so long as any amounts remain outstanding under the loan agreement or RCF’s partially-diluted ownership exceeds 25% of our common stock, and RCF has the right to participate in future equity offerings by URI in proportion to its percentage ownership (assuming conversion of amounts drawn under the RCF loan agreement) of the outstanding shares of our common stock.

Because of RCF’s ownership of URI common stock, RCF has the ability to exercise a substantial degree of control over matters requiring stockholder approval. Those matters include the election of directors, amendments to the certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of URI or changes in management and will make the approval of certain transactions difficult without the support of RCF, including transactions in which other stockholders might otherwise receive a premium for their shares over the then-current market price. In addition, RCF could privately sell its stake in URI without other stockholders realizing any premium. RCF may also have other interests that are different from, in addition to or not always consistent with URI’s interests or with the interests of other stockholders.

Restrictions under our secured loan agreement may prevent us from taking actions that we believe would be in the best interest of our business, and defaults under the secured loan agreement may result in RCF talking possession and disposing of any collateral.

Our loan agreement with RCF contains certain restrictions on our activities, including covenants that may restrict us from, among other things:

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incurring additional indebtedness;

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paying dividends on, redeeming or repurchasing our capital stock;

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making investments or acquisitions;

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creating liens;

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selling assets;

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guaranteeing indebtedness; and

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consolidating, merging or transferring all or substantially all of our assets.

These restrictions may prevent us from taking actions that we believe would be in the best interest of our business. If we violate any of these covenants and are unable to obtain waivers, we would be in default under our loan agreement with RCF and payment of the indebtedness could be accelerated. If our indebtedness is accelerated, we may not be able to repay that indebtedness or borrow sufficient funds to refinance it. Our obligations under the loan agreement are secured by pledges of the equity interests of our subsidiaries and a lien on substantially all of our assets, and if we default on our obligations under the loan agreement, among other remedies, RCF could take possession and dispose of any collateral under the loan agreement and related documents, which would have a material adverse effect on our business, operations, financial condition, and liquidity. Even if we are able to obtain new financing upon a default under the loan agreement, it may not be on commercially reasonable terms or on terms that are acceptable to us. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of our common stock and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

We have previously identified a material weakness in our internal control over financial reporting, and if we cannot maintain an effective system of internal control over financial reporting in the future, we may need to restate our financial statements and we may be delayed or prevented from accessing the capital markets.

We are subject to the requirements of the Sarbanes-Oxley Act of 2002, particularly Section 404, and the applicable SEC rules and regulations that require an annual management report on our internal controls over financial reporting. The management report includes, among other matters, management’s assessment of the effectiveness of our internal controls over financial reporting.

We identified a material weakness in our internal control over financial reporting for certain financial periods in 2012 and 2013 and we may not be capable of maintaining an effective system of internal control in the future. Our ability to identify and remediate any material weaknesses in our internal controls could affect our ability to prepare financial reports in a timely manner, control our policies, procedures, operations, and assets, assess and manage our operational, regulatory and financial risks, and integrate any acquired businesses.

Any failures to ensure full compliance with internal control and financial reporting requirements in the future could result in a restatement, cause us to fail to timely meet our reporting obligations, delay or prevent us from accessing the capital markets, and harm our reputation and the market price for our common stock.

The Navajo Nation’s ban on uranium mining in what it considers to be Navajo Indian Country and its opposition to the transportation of radioactive substances over and across what it views as Navajo Nation lands may have a material adverse effect on our future operations.

In April 2005, the Navajo Nation (“Nation”) Council passed the Diné Natural Resources Protection Act of 2005, 18 Navajo Nation Code §1303, which prohibits uranium mining and processing on any sites within “Navajo Indian Country” as defined by 7 Navajo Nation Code § 254(A). The ban may impede or prevent us from developing and operating our properties located in federally defined Indian Country for two reasons. First, the Nation takes a more expansive view of its own jurisdiction over “Navajo Indian Country” than does current federal law. Specifically, 7 N.N.C. § 254(A) provides that the term “Navajo Indian Country” applies to all land within the exterior boundaries of the Navajo Indian Reservation or of the Eastern Navajo Agency, Navajo Indian allotments, dependent Indian communities, and all land held in trust for, owned in fee by, or leased by the United States to the Nation. This may conflict with federal law as codified by Congress and interpreted by the federal courts. The term “Indian Country” is derived from jurisdictional determinations in criminal law enforcement proceedings under the federal Indian Country statute, 18 U.S.C. § 1151, and understood to encompass territory situated within Indian reservations, land owned by Indian Allottees, and land within a dependent Indian community. Second, while the United States Court of Appeals for the Tenth Circuit has specifically held, en banc, that our Section 8 property in Churchrock, New Mexico is not Indian Country, approximately one-third of our in-place mineralized uranium material is located elsewhere in federally defined Indian Country. Consequently, with respect to the Nation, our ability to operate will be adversely affected unless Navajo law is modified or a waiver or other exemption is provided.

In February 2012, the Navajo Nation Council passed The Radioactive and Related Substances, Equipment, Vehicles, Persons and Materials Transportation Act of 2012 which would prohibit the transport across Nation lands of any equipment, vehicles, persons or materials for the purposes of exploring for or mining, producing, processing or milling any uranium ore, yellowcake, radioactive waste or other radioactive products on or under the surface of or adjacent to Nation lands unless the transporter has first (i) obtained Nation consent and a federal grant of easement, (ii) consented to full subject matter and personal jurisdiction of the Nation, and (iii) agreed to terms and conditions regarding clean-up and remediation. The Act would also require the Navajo Nation Environmental Protection Agency (“NNEPA”) to promulgate regulations implementing notice requirements, license fees, bonding requirements, route restrictions and curfews for the transportation of radioactive substances over and across Nation lands or otherwise within Navajo Indian Country. The Act, which may conflict with federal laws and regulations governing the transport of radioactive materials, could have a material adverse effect on our future operations, including our ability to transport equipment and personnel to and from our properties and to transport resin from New Mexico to our processing facilities in Texas or the Republic of Turkey.

In April 2012, the Nation’s Division of Natural Resources issued a Notice of Violation and Order to Comply with the Navajo Nation Civil Trespass Act (the “NOV”) against the Company’s subsidiary Hydro Resources, Inc. (“HRI”). The NOV assessed a $50 civil assessment for alleged trespass on Section 9, Township 16 North, Range 16 West, N.M.P.M. (“Section 9”), which is land held in trust by the United States for the benefit of the Nation (“Trust Lands”). The NOV stated that HRI’s Section 8 Churchrock property cannot be reached from New Mexico State Highway 566 without crossing either Section 9 or Section 17, both of which are Trust Lands, and that the Highway 566 right-of-way does not abut or extend into the Section 8 Churchrock property. The NOV demanded that HRI cease entering upon and crossing Section 9 and Section 17 for the purpose of transporting vehicles, equipment and/or personnel to the Section 8 Churchrock property until HRI either (i) provided documentation of a validly existing right-of-way or easement; or (ii) obtained an appropriate right-of-way from the Nation.

In July 2012, HRI and the Nation resolved the NOV by entering into a Temporary Access Agreement (the “Agreement”). Under the terms of the Agreement, HRI and its contractors may now access Section 8 through either Section 9 or 17 to support site visits by the Nuclear Regulatory Commission and to satisfy other administrative permitting and licensing requirements related to the Churchrock Project. The Agreement does not extend to construction-related or earth-disturbing activities. HRI has further agreed to remediate any radioactive contamination now existing on Sections 8 and 17 surface lands created by prior operators prior to commencing mining operations on Section 8. Under the terms and for the duration of this Agreement, HRI has agreed to the jurisdiction of the Navajo Nation with respect to the subject matter of the Agreement. HRI and the Nation have been engaged in additional settlement discussions since 2012 in order to determine effective compliance with the remediation requirement included in the Agreement and to address longer-term surface access to the entire licensed Project site consistent with applicable law. If further agreement with the Nation is not reached, our development plan could be materially adversely affected.

Certain of our mineral properties may be subject to defects in title and we are at risk of loss of ownership.

Many of our mining properties are unpatented mining claims to which we have only possessory title. The validity of unpatented mining claims is often uncertain and such validity is always subject to contest. Unpatented mining claims are generally considered subject to greater title risk than patented mining claims or other real property interests that are owned in fee simple. Because unpatented mining claims are self-initiated and self-maintained, they possess some unique vulnerabilities not associated with other types of property interests. It is impossible to ascertain the validity of unpatented mining claims from public real property records, and, therefore, it can be difficult or impossible to confirm that all of the requisite steps have been followed for location, perfection and maintenance of an unpatented mining claim. The present status of our unpatented mining claims located on public lands allows us the exclusive right to remove locatable minerals, such as uranium. We are also allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the public land remains with the federal government. We remain at risk that the mining claims may be lost either to the federal government or to rival private claimants due to failure to comply with statutory requirements. In addition, we may not have, or may not be able to obtain, all necessary surface rights to develop a property.

We may incur significant costs related to defending the title to our properties. A successful claim contesting our title to a property may cause us to compensate other persons or perhaps reduce our interest in the affected property or lose our rights to explore and develop that property. This could result in us not being compensated for our prior expenditures relating to the property.

Exploration and development of uranium properties are risky and subject to great uncertainties.

The exploration for and development of uranium deposits involve significant risks. It is impossible to ensure that the current and future exploration programs on our existing properties will establish reserves. Whether a uranium ore body will be commercially viable depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; uranium prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; availability of labor, labor costs and possible labor strikes; availability of drilling rigs; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations. Most exploration projects do not result in the discovery of commercially mineable deposits of uranium and there can be no assurance that any of our exploration stage properties will be commercially mineable or can be brought into production.

We may enter into acquisitions or other material transactions at any time, including promptly after this offering.

We are regularly engaged in a review of opportunities to acquire properties, to partner with other companies on projects or to acquire or merge with companies. We currently, and generally at any time, have such opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, technical, financial and other confidential information, submission of indications of interest and participation in discussions or negotiations for acquisitions. Any such acquisition could be material to us. We could issue common stock or incur additional indebtedness to fund our acquisitions. Issuances of common stock may dilute existing stockholders. In addition, any such acquisition or other transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project or the jurisdictions in which the project is located. We could enter into one or more acquisitions or other transactions at any time, including promptly after this offering.

The developments at the Fukushima Daiichi Nuclear Power Plant in Japan continue to have a negative impact on the uranium markets and public acceptance of nuclear energy is uncertain.

The developments at the Fukushima Daiichi Nuclear Power Plant following the earthquake and tsunami that struck parts of Japan in March 2011 created heightened concerns regarding the safety of nuclear power plants and the ability to safeguard the material used to fuel nuclear power plants. The impact on the perception of the safety of nuclear power resulting from this event may cause increased volatility of uranium prices in the near to mid-term as well as uncertainty involving the continued use and expansion of nuclear power in certain countries. A reduction in the current or the future generation of electricity from nuclear power could result in a reduced requirement for uranium to fuel nuclear power plants which may negatively impact URI in the future.

Maintaining the demand for uranium at current levels and future growth in demand will depend upon acceptance of nuclear technology as a means of generating electricity. The developments at the Fukushima Daiichi Nuclear Power Plant may affect public acceptance of nuclear technology. Lack of public acceptance of nuclear technology would adversely affect the demand for nuclear power and potentially increase the regulation of the nuclear power industry.

The only significant market for uranium is nuclear power plants world-wide, and there are a limited number of customers.

We are dependent on a limited number of electric utilities that buy uranium for nuclear power plants. Because of the limited market for uranium, a reduction in purchases of newly produced uranium by electric utilities for any reason (such as plant closings) would adversely affect the viability of our business.

The price of alternative energy sources affects the demand for and price of uranium.

The attractiveness of uranium as an alternative fuel to generate electricity may be dependent on the relative prices of oil, gas, coal and hydro-electricity and the possibility of developing other low-cost sources of energy. If the prices of alternative energy sources decrease or new low-cost alternative energy sources are developed, the demand for uranium could decrease, which may result in a decrease in the price of uranium.

We may not be able to mine a substantial portion of our uranium in New Mexico until a mill is built in New Mexico.

A substantial portion of our uranium in New Mexico lends itself most readily to conventional mining methods and may not be able to be mined unless a mill is built in New Mexico. We have no immediate plans to build, nor are we aware of any third party’s plan to build, a mill in New Mexico and there can be no guarantee that a mill will be built. In the event that a mill is not built, a substantial portion of our uranium may not be able to be mined. Our inability to mine all or a portion of our uranium in New Mexico would have a material adverse effect on future operations.

Our operations are each subject to environmental risks.

We are required to comply with environmental protection laws, regulations and permitting requirements in the United States and the Republic of Turkey, and we anticipate that we will be required to continue to do so in the future. We have expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements, and we anticipate that we will be required to continue to do so in the future. The material laws and regulations within the U.S. include the Atomic Energy Act, Uranium Mill Tailings Radiation Control Act of 1978, or UMTRCA, Clean Air Act, Clean Water Act, Safe Drinking Water Act, Federal Land Policy Management Act, National Park System Mining Regulations Act, the State Mined Land Reclamation Acts or State Department of Environmental Quality regulations and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations of the NNEPA, as applicable.

We are required to comply with the Atomic Energy Act, as amended by UMTRCA, by applying for and maintaining an operating license from the NRC and the state of Texas. Uranium operations must conform to the terms of such licenses, which include provisions for protection of human health and the environment from endangerment due to radioactive materials. The licenses encompass protective measures consistent with the Clean Air Act and the Clean Water Act. Mining operations may be subject to other laws administered by the USEPA and other agencies.

The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium ISR, mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, storage of hazardous materials, standards for heavy equipment used in ISR, mining or milling, the disposition of wastes, the decommissioning and reclamation of exploration, mining and ISR sites, climate change and other environmental matters, each of which could have a material adverse effect on the cost or the viability of a particular project.

We cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation, generally, is toward stricter standards, and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect our results of operations and business or may cause material changes or delays our intended activities.

Our operations may require additional analysis in the future including environmental, cultural and social impact and other related studies. Certain activities require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. We cannot provide assurance that we will be able to obtain or maintain all necessary permits that may be required to continue our operation or exploration of our properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs. If we are unable to obtain or maintain permits or water rights for development of our properties or otherwise fail to manage adequately future environmental issues, our operations could be materially and adversely affected.

Closure and remediation costs for environmental liabilities may exceed the provisions we have made.

Natural resource companies are required to close their operations and rehabilitate the lands in accordance with a variety of environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for uranium operations are significant and based principally on current legal and regulatory requirements and closure plans that may change materially. Any underestimated or unanticipated rehabilitation costs could materially affect our financial position, results of operations and cash flows. Environmental liabilities are accrued when they become known, are probable and can be reasonably estimated. Whenever a previously unrecognized remediation liability becomes known, or a previously estimated reclamation cost is increased, the amount of that liability and additional cost will be recorded at that time and could materially reduce our consolidated net income in the related period.

The laws and regulations governing closure and remediation in a particular jurisdiction are subject to review at any time and may be amended to impose additional requirements and conditions which may cause our provisions for environmental liabilities to be underestimated and could materially affect our financial position or results of operations.

Because mineral exploration and development activities are inherently risky, we may be exposed to environmental liabilities and other dangers. If we are unable to maintain adequate insurance, or liabilities exceed the limits of our insurance policies, we may be unable to continue operations.

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in extraction operations and the conduct of exploration programs. Previous mining operations may have caused environmental damage at certain of our properties. It may be difficult or impossible to assess the extent to which such damage was caused by us or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective. If any of our properties are found to have commercial quantities of uranium, we would be subject to additional risks respecting any development and production activities.

Although we carry liability insurance with respect to our mineral exploration operations, we may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which we cannot insure or against which we may elect not to insure because of cost or other business reasons. In addition, the insurance industry is undergoing change and premiums are being increased. If we are unable to procure adequate insurance because of cost, unavailability or otherwise, we might be forced to cease operations.

Reserve and other mineralized material calculations are estimates only, and are subject to uncertainty due to factors including the price of uranium, inherent variability of the ore and recoverability of uranium in the recovery process.

The calculation of reserves, other mineralized material tons and grades are estimates and depend upon geological interpretation and geostatistical relationships or assumptions drawn from drilling and sampling analysis, which may prove to be unpredictable. There is a degree of uncertainty attributable to the calculation of reserves and mineralized material and their corresponding grades. Until reserves and other mineralized materials are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and other mineralized materials may vary depending on the price of uranium. Any material change in the quantity of reserves, other mineralized materials, mineralization or grade may affect the economic viability of our properties.

Our inability to obtain financial surety would threaten our ability to continue in business.

Future financial surety requirements to comply with federal and state environmental and remediation requirements and to secure necessary licenses and approvals will increase significantly as future development and production occurs at certain of our sites in Texas and New Mexico. The amount of the financial surety for each producing property is subject to annual review and revision by regulators. We expect that the issuer of the financial surety instruments will require us to provide cash collateral for a significant amount of the face amount of the bond to secure the obligation. In the event we are not able to raise, secure or generate sufficient funds necessary to satisfy these requirements, we will be unable to develop our sites and bring them into production, which inability will have a material adverse impact on our business and may negatively affect our ability to continue to operate.

Competition from better-capitalized companies affects prices and our ability to acquire both properties and personnel.

There is global competition for uranium properties, capital, customers and the employment and retention of qualified personnel. In the production and marketing of uranium, there are a number of producing entities, some of which are government controlled and all of which are significantly larger and better capitalized than we are. Many of these organizations also have substantially greater financial, technical, manufacturing and distribution resources than we have.

Our future uranium production will also compete with uranium recovered from the de-enrichment of highly enriched uranium obtained from the dismantlement of United States and Russian nuclear weapons and imports to the United States of uranium from the former Soviet Union and from the sale of uranium inventory held by the United States Department of Energy. In addition, there are numerous entities in the market that compete with us for properties and are attempting to become licensed to operate ISR and/or underground mining facilities. If we are unable to successfully compete for properties, capital, customers or employees or with alternative uranium sources, it could have a materially adverse effect on our results of operations.

Because we have limited capital, inherent mining risks pose a significant threat to us compared with our larger competitors.

Because we have limited capital we may be unable to withstand significant losses that can result from inherent risks associated with mining, including environmental hazards, industrial accidents, flooding, earthquake, interruptions due to weather conditions and other acts of nature which larger competitors could withstand. Such risks could result in damage to or destruction of our infrastructure and production facilities, as well as to adjacent properties, personal injury, environmental damage and processing and production delays, causing monetary losses and possible legal liability. Our business could be harmed if we lose the services of our key personnel.

Our business and mineral exploration programs depend upon our ability to employ the services of geologists, engineers and other experts. In operating our business and in order to continue our programs, we compete for the services of professionals with other mineral exploration companies and businesses. In addition, several entities have expressed an interest in hiring certain of our employees. Our ability to maintain and expand our business and continue our exploration programs may be impaired if we are unable to continue to employ or engage those parties currently providing services and expertise to us or identify and engage other qualified personnel to do so in their place. To retain key employees, we may face increased compensation costs, including potential new stock incentive grants and there can be no assurance that the incentive measures we implement will be successful in helping us retain our key personnel.

Risks Related to Our Common Stock

The availability for sale of a large amount of shares may depress the market price of our common stock.

As of January 12, 2016, approximately 56.2 million shares of our common stock were outstanding, all of which, except for the shares owned by RCF and the selling stockholders (which are covered by this prospectus), are freely transferable. As of January 12, 2016, there were 147,831 shares issuable upon the exercise of outstanding options issued under our equity incentive plans, 6,998,507 shares issuable upon the exercise of options issued to former Anatolia Energy option holders in connection with the Transaction, 699,438 shares issuable upon the exercise of performance shares issued to former Anatolia Energy performance shareholders in connection with the Transaction, 69,985 shares issuable upon the exercise of options issued to Insight Transportation Services LLC in connection with the closing of the Transaction, 328,928 shares issuable upon the vesting of outstanding restricted stock units, 2,200,000 shares underlying warrants issued in connection with our March 2015 registered direct offering, and 3,076,923 shares issuable upon the conversion of amounts outstanding under the RCF loan agreement. The availability for sale of a large amount of shares by any one or several stockholders may depress the market price of our common stock and impair our ability to raise additional capital through the public sale of our common stock. We have has no arrangement with any of the holders of the foregoing shares to address the possible effect on the price of our common stock of the sale by them of their shares.

Terms of subsequent financings may adversely impact our stockholders.

In order to finance our future production plans and working capital needs, we may have to raise funds through the issuance of equity or debt securities. Depending on the type and the terms of any financing we pursue, stockholders’ rights and the value of their investment in our common stock could be reduced. A financing could involve one or more types of securities including common stock, convertible debt or warrants to acquire common stock. These securities could be issued at or below the then prevailing market price for our common stock. We currently have no authorized preferred stock. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of our common stock, the market price of our common stock could be negatively impacted.

Shareholders could be diluted if we were to use common stock to raise capital.

We may need to seek additional capital to carry our business plan.  This financing could involve one or more types of securities including common stock, convertible debt or warrants to acquire common stock. These securities could be issued at or below the then prevailing market price for our common stock.  Any issuance of additional shares of our common stock could be dilutive to existing stockholders and could adversely affect the market price of our common stock.

USE OF PROCEEDS

The proceeds from the sale of the common stock covered by this prospectus will be received by the selling stockholders. We will not receive any proceeds from the sale by the selling stockholders of the shares of common stock offered by this prospectus.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the Nasdaq Capital Market under the symbol “URRE” and the ASX under the symbol “URI.” The last reported sale price of our common stock on January 12, 2016 on the Nasdaq Capital Market was $0.47 per share. The following table sets forth the high and low sale prices for our common stock for the periods indicated as reported on the Nasdaq Capital Market.

	High	Low
Year Ended December 31, 2014:
First Quarter	$4.05	$2.58
Second Quarter	$3.10	$2.33
Third Quarter	$3.15	$2.43
Fourth Quarter	$2.67	$1.22
Year Ended December 31, 2015:
First Quarter	$1.98	$1.30
Second Quarter	$1.60	$0.92
Third Quarter	$1.34	$0.68
Fourth Quarter	$0.85	$0.35
Year Ended December 31, 2016:
First Quarter (through January 12, 2016)	$0.65	$0.46

We have never declared or paid any cash dividend on our common stock, nor do we currently intend to pay any cash dividend on our common stock in the foreseeable future. We expect to retain our earnings, if any, for the growth and development of our business.

SELLING STOCKHOLDERS

RCF Management L.L.C.

On November 11, 2015, the Company issued 706,385 shares of its common stock to RCF Management L.L.C. (“RCFM”) pursuant to the terms of a Management Support Agreement (the “MSA”), dated August 11, 2015, between the Company and RCFM. The shares were issued in satisfaction of $500,000 due to RCFM under the MSA in connection with the closing of the Transaction at a value of approximately $0.71 per share, which share price represented 90% of the volume weighted average share price of the Company’s common stock during the twenty consecutive trading days ending on November 6, 2015.

Under the MSA, RCFM provided technical due diligence and related support in connection with the Transaction and RCFM will continue to provide guidance to the Company on the development of the Temrezli project. In exchange, the Company will compensate RCFM for its services with three payments of $500,000 each upon completion of the following three milestones: (i) the closing of the Transaction, which occurred on November 9, 2015 and gave rise to the obligation that URI satisfied through the issuance of the 706,385 shares registered hereby; (ii) the completion of a Board-approved study suitable to initiate construction on the Temrezli project; and (iii) the completion of project financing for the Temrezli project.

The MSA will terminate upon the earliest of (i) seven days following written notification from RCFM to the Company, (ii) the completion of the milestones noted above by RCFM and payment therefor by the Company or (iii) the mutual agreement of RCFM and the Company to terminate the MSA.

The payments to RCFM by the Company may be made in cash or shares of the Company’s common stock at the Company’s election. If the Company elects to issue shares, the number of shares is calculated by dividing the applicable payment amount by 90% of the volume weighted average price of the Company’s common stock during the 20 consecutive trading days ending on the trading day immediately prior to the applicable issuance date.

The shares issued under the MSA were issued pursuant to the exemption from registration set forth in Section 4(a)(2) of the Securities Act.

Insight Transportation Services LLC

On November 11, 2015, the Company issued 251,719 shares of common stock to Insight Transportation Services LLC (“Insight Transportation”) pursuant to the terms of an Agreement for Consulting Services, dated February 11, 2015, between the Company and Insight Transportation (the “Consulting Agreement”), as supplemented by a letter agreement dated February 25, 2015 (the “Anatolia Success Fee Agreement”). Of the 251,719 shares issued to Insight Transportation, 46,552 shares were issued in satisfaction of $70,000 due for monthly consulting services pursuant to the Consulting Agreement at a value of approximately $1.50 per share. The remaining 205,167 shares were issued in satisfaction of $157,978.56 due to Insight Transportation under the Anatolia Success Fee Agreement following the closing of the Transaction at a value of $0.77 per share, which share price represented the closing share price of the Company’s common stock on November 9, 2015. The Company also issued options to purchase 69,985 shares of the Company’s common stock to Insight Transportation on January 14, 2016 pursuant to the terms of the Anatolia Success Fee Agreement. Pursuant to the Anatolia Success Fee Agreement, the Company was obligated to issue 1% of any securities issued in the Transaction to Insight Transportation, and the options represent 1% of each class of options issued to former Anatolia Energy option holders in connection with the Transaction. The 69,985 options issued to Insight Transportation consist of the following:

Expiration Date	Exercise Price	Number of Underlying Shares
June 15, 2017	$2.08	32,009
November 28, 2018	$0.58	7,124
October 8, 2019	$1.39	667
September 30, 2016	$1.39	24,934
November 30, 2017	$0.92	266
November 30, 2017	$0.75	663
January 20, 2020	$0.92	665
February 28, 2019	$1.04	333
March 2, 2018	$1.04	665
March 6, 2017	$0.92	663
June 30, 2019	$1.04	1,996

Under the Consulting Agreement, Insight Transportation provides consulting services to the Company from time to time by identifying and evaluating potential business opportunities for the Company and by assisting the Company in closing such potential business opportunities. The Consulting Agreement can be terminated by mutual consent of the Company and Insight Transportation or by either party thereto by providing the other party 30 calendar days’ prior written notice.  In addition, the Company may terminate the Consulting Agreement for material non-performance and Insight Transportation may terminate the Consulting Agreement for non-payment, in each case following 10 calendar days’ prior written notice, during which period the breaching party may cure such breach.

Consulting services are performed by Insight Transportation at a rate of $1,500 per day, of which $500 may be paid in common stock of the Company at the sole option of the Company. For days worked in excess of 10 days each month, Insight Transportation accrues the charges that will be settled by the Company in stock or cash, at the sole option of the Company, after all the consulting services are completed or another mutually agreeable period.

The Consulting Agreement also provides for a success fee of 1% for each opportunity that “goes to closing” by the Company, where (i) “closing” means that (A) the business opportunity receives the approval of the Company’s Board of Directors, and (B) the business opportunity is consummated in a standard exchange of legal documents, and (ii) the calculation of the actual success fee is to be determined by Insight Transportation and the Company prior to the closing of the applicable business opportunity. Pursuant to the Anatolia Success Fee Agreement, the Company agreed to pay, and Insight Transportation agreed to receive, a success fee upon the closing of the Transaction equal to 1% of the number of shares of the Company’s common stock issued by the Company to acquire all of the issued and outstanding equity interests of Anatolia Energy together with 1% of the number of options, warrants or other rights issued in connection therewith, if the acquisition purchase price includes such additional consideration.

The shares and options issued under the Consulting Agreement and Anatolia Success Fee Agreement were issued, and the shares underlying the options will be issued, pursuant to the exemption from registration set forth in Section 4(a)(2) of the Securities Act.

Swellcap Limited

On January 8, 2016, the Company issued 1,405,164 shares of common stock to Swellcap Limited (“Swellcap”) pursuant to the terms of a Consultancy Services Agreement, dated February 9, 2015, among Anatolia Energy, Swellcap and Paul Cronin, the former Managing Director and Chief Executive Officer of Anatolia Energy and the owner of Swellcap, as supplemented by a letter agreement dated August 5, 2015 among Anatolia Energy, Swellcap, Mr. Cronin and URI (as supplemented, the “Consultancy Agreement”). The shares were issued in satisfaction of £384,000 (or approximately US$0.6 million) due to Swellcap under the Consultancy Agreement following the closing of the Transaction at a value of approximately $0.42 per share, which share price represented the volume weighted average price of the Company’s common stock for the five trading days ending on December 22, 2015.

Under the Consultancy Agreement, Swellcap provided consulting services to Anatolia Energy through the efforts of Mr. Cronin, who was also appointed Managing Director and Chief Executive Officer of Anatolia Energy pursuant to the terms of the Consultancy Agreement. Such services included, among the things, (i) managing the business of Anatolia Energy, (ii) using Mr. Cronin’s best effects to achieve the corporate objectives of Anatolia Energy in accordance with the policies, procedures and directions of Anatolia Energy’s board of directors, (iii) formulating strategies to promote and improve the financial performance of Anatolia Energy, (iv) advising Anatolia Energy’s board of directors, (v) developing new opportunities and expanding Anatolia Energy’s activities and market share, (vi) developing a management framework, (vii) supervising accounting controls and the preparation of financial statements, (viii) managing subordinate staff, and (ix) minimizing risk to Anatolia Energy. The Consultancy Agreement provided for annual payments to Swellcap of £192,000 for the services provided thereunder, and an additional £192,000 upon certain trigger events, which included an acquisition of Anatolia Energy. Upon the termination or deemed termination of the Consultancy Agreement, Swellcap also became entitled to a payment equal to 12 months of the services fee payable under the Consultancy Agreement. The delisting of Antolia Energy from the list of the ASX constituted a deemed termination under the Consultancy Agreement. Accordingly, under the Consultancy Agreement, Anatolia Energy became obligated to Swellcap for payments in an amount equal to £384,000 following the closing of the Transaction. Swellcap agreed to accept URI shares, valued based upon the volume weighted average price of the Company’s common stock for the five trading days before the date of issuance, in lieu of the £384,000 from Anatolia Energy (which is now a wholly-owned subsidiary of URI) due under the Consultancy Agreement.

The shares issued under the Consultancy Agreement were issued pursuant to the exemption from registration set forth in Section 4(a)(2) of the Securities Act.

Shares Covered by this Prospectus

We are registering the shares to permit the selling stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from the selling stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate.

The following table sets forth:

•

the name of the selling stockholders;

•

the number and percent of shares of our common stock that the selling stockholders beneficially own prior to the offering for resale of the shares under this prospectus;

•

the number of shares of our common stock that may be offered for resale for the account of the selling stockholders under this prospectus; and

•

the number and percent of shares of our common stock to be beneficially owned by the selling stockholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling stockholders).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each selling stockholder may offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders listed below.

This table is prepared solely based on information supplied to us by the listed selling stockholders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 56,192,308 shares of our common stock issued and outstanding on January 12, 2016.

Stockholder	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number	%		Number	%
RCF Management L.L.C. (1)	706,385	1.3	706,385	0	*
Insight Transportation Services LLC (2)	321,704	*	321,704	0	*
Swellcap Limited	1,405,164	2.5	1,405,164	0	*
TOTAL	2,433,253	4.3	2,433,253	0	*

_____________________________

*

Less than 1%

(1)

RCFM reported that, as of December 31, 2015, (A) each of Resource Capital Fund V L.P., its general partner, Resource Capital Associates V L.P. (“Associates V”), and the general partner of Associates V, RCA V GP Ltd. (“RCA V”), may be deemed to have sole voting and dispositive power over 10,988,184 shares of our common stock, and (B) RCF Management L.L.C., investment advisor to Resource Capital Fund V L.P., may be deemed to have sole voting and dispositive power over 706,385 shares of our common stock. The investment and voting control of RCA V is exercised by Messrs. Ryan T. Bennett, Ross R. Bhappu, Russ Cranswick, James McClements, Henderson G. Tuten and Ms. Sherri Croasdale (collectively, the “Principals”). Each of the Principals disclaims beneficial ownership of the shares listed, except to the extent of each of their pecuniary interest therein. Such information is based upon a Schedule 13D/A filed November 19, 2015 and a Form 4 filed on January 5, 2016.

(2)

Amounts include 69,985 shares issuable upon the exercise of options issued to Insight Transportation.

PLAN OF DISTRIBUTION

The selling stockholders, which term includes their transferees, pledgees or donees or their successors-in-interest, may sell the shares being offered from time to time in one or more transactions:

•

on the Nasdaq Capital Market, ASX or otherwise;

•

in ordinary brokers’ transactions, which may include long or short sales;

•

in transactions involving cross or block trades or otherwise in the over-the-counter market;

•

through broker-dealers, who may act as agents or principals;

•

in “at the market” offerings to or through market makers into an existing market for the shares;

•

in other ways not involving market makers or established markets, including direct sales to purchasers in negotiated transactions;

•

through a bidding or auction process;

•

through one or more underwriters on a firm commitment or best efforts basis;

•

through the writing of options, swaps or other derivatives, whether listed on an exchange or otherwise; or

•

through a combination of such methods of sale or by any other legally available means.

In addition, subject to compliance with applicable law, the selling stockholders may enter into option, derivative or hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling stockholders, and any related offers or sales of shares may be made under this prospectus. In some circumstances, for example, the selling stockholders may write call options, put options or other derivative instruments with respect to the shares, which they settle through delivery of the shares. These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus.

The selling stockholders may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices, at negotiated prices or at fixed prices, which may be changed from time to time. The selling stockholders also may sell the shares pursuant to Rule 144 or other available exemptions adopted under the Securities Act. The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. Broker-dealers, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares, or both. The compensation of any particular broker-dealer, underwriter or agent may be in excess of customary commissions. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation. Because the selling stockholders and broker-dealers that participate with the selling stockholders in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.

The selling stockholders may donate, pledge or otherwise transfer their shares in a non-sale related transaction to any person so long as the transfer complies with applicable securities laws. As a result, donees, pledgees, transferees and other successors in interest that receive such shares as a gift, distribution or other non-sale related transfer may offer shares of common stock under this prospectus.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered securities. If any such activities may occur, they will be described in an applicable prospectus supplement or a document incorporated by reference to the extent required. We will make copies of this prospectus available to the selling stockholders and have informed them that if either is deemed to be an underwriter, such selling stockholder will need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will receive no proceeds from the sale of shares by selling stockholders pursuant to this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares, except that the selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. We will indemnify the selling stockholders, and the selling stockholders will indemnify us, and may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares, against certain liabilities, including liabilities arising under the Securities Act.

Upon notification to us by the selling stockholders that any material arrangement has been entered into with a broker-dealer or other agent for the sale or purchase of shares, including through a block trade, special offering, exchange distribution, secondary distribution, or purchase by a broker or dealer, we will file a supplement to this prospectus, if required, disclosing:

•

the name of the participating broker-dealers;

•

the number of shares involved;

•

the price at which such shares were sold;

•

the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•

that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•

other facts material to the transaction.

A prospectus supplement or document incorporated by reference may be filed to disclose additional information with respect to any sale or other distribution of the shares.

DESCRIPTION OF COMMON STOCK

Our certificate of incorporation authorizes us to issue 200,000,000 shares of common stock, par value $0.001 per share.  As of January 12, 2016, there were 56,192,308 shares of our common stock issued and outstanding, all of which are fully paid and non-assessable.  As of January 12, 2016, there were 147,831 shares issuable upon the exercise of outstanding options issued under our equity incentive plans, 6,998,507 shares issuable upon the exercise of options issued to former Anatolia Energy option holders in connection with the Transaction, 69,985 shares issuable upon the exercise of options issued to Insight Transportation in connection with the closing of the Transaction, 699,438 shares issuable upon the exercise of performance shares issued to former Anatolia Energy performance shareholders in connection with the Transaction, 328,928 shares issuable upon the vesting of outstanding restricted stock units, 2,200,000 shares underlying warrants issued in connection with our March 2015 registered direct offering, and 535,119 shares of common stock reserved for future issuance under our 2013 Omnibus Incentive Plan. In addition, under the RCF loan agreement, RCF may convert the $8.0 million drawn thereunder into 3,076,923 shares of our common stock at any time.

Each share of our common stock is entitled to one vote for all purposes and cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than fifty percent of all of the outstanding shares of our common stock can elect all of the directors. Matters to be voted upon by the holders of our common stock require the affirmative vote of a majority of the votes cast at a shareholders meeting at which a quorum is present.

There are no preemptive, subscription, conversion or redemption rights pertaining to our common stock. The absence of preemptive rights could result in a dilution of the interest of existing shareholders should additional shares of common stock be issued. Holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors out of assets legally available and to share ratably in our assets upon liquidation.

Computershare Trust Company, Canton, Massachusetts is the transfer agent and registrar for our common stock.

Our common stock is listed on the Nasdaq Capital Market under the symbol “URRE” and the ASX under the symbol “URI”.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Hogan Lovells US LLP, Denver, Colorado.

EXPERTS

The consolidated financial statements of Uranium Resources, Inc. for the fiscal years ended December 31, 2014 and December 31, 2013 incorporated by reference in this prospectus and registration statement have been audited by Hein & Associates LLP, independent registered public accounting firm, as set forth in their report, incorporated by reference herein, and are incorporated by reference in reliance upon that report given on the authority of Hein & Associates LLP as experts in accounting and auditing.

The consolidated statements of Anatolia Energy Limited for the fiscal years ended June 30, 2015 and June 30, 2014 incorporated by reference herein have been audited by Moore Stephens Perth, independent registered public accounting firm, as set forth in their report, incorporated by reference herein, and are incorporated by reference in reliance upon that report given on the authority of Moore Stephens Perth as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, District of Columbia 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at www.sec.gov. The reports and other information filed by us with the SEC are also available at our website. The address of the Company’s website is www.uraniumresources.com. Information contained on our website or that can be accessed through our website is not incorporated by reference into this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate information into this prospectus “by reference,” which means that we can disclose important information to you by referring you to another document that we file separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about the Company and its financial condition, business and results.

We are incorporating by reference the Company’s filings listed below and any additional documents that we may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date hereof and prior to the termination of the offering, except we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K and corresponding information furnished under Item 9.01 as an exhibit thereto:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 19, 2015, as amended by the Forms 10-K/A we filed with the SEC on April 30, 2015 and December 7, 2015;

•

our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 (filed with the SEC on May 12, 2015), June 30, 2015 (filed with the SEC on August 14, 2015) and September 30, 2015 (filed with the SEC on November 9, 2015);

•

our Current Reports on Form 8-K filed with the SEC on March 3, 2015, March 6, 2015, June 3, 2015, June 4, 2015, June 26, 2015, August 6, 2015, August 17, 2015, September 24, 2015, November 9, 2015, November 13, 2015, November 17, 2015 and December 18, 2015 (except that any portions thereof which are furnished and not filed shall not be deemed incorporated); and

•

The description of our common stock contained in our Form 8-A filed on April 11, 2007, including any amendments or reports filed for the purpose of updating the description.

We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, including any beneficial owner, a copy of any and all of the documents referred to herein that are summarized in this prospectus, if such person makes a written or oral request directed to:

Uranium Resources, Inc.

6950 South Potomac Street, Suite 300

Centennial, Colorado 80112

Attn: Corporate Secretary

(303) 531-0470

PART II
INFORMATION NOTE REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by Uranium Resources, Inc. (the “Company”). All of such fees and expenses, except for the Securities and Exchange Commission (“SEC”) registration fee, are estimated:

SEC registration fee	$ 100
Legal fees and expenses	5,000
Accounting fees and expenses	5,000
Miscellaneous fees and expenses	2,000
Total Expenses	$ 12,100

Item 15.  Indemnification of Directors and Officers.

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees) that are actually and reasonably incurred by him (“Expenses”), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The Delaware General Corporation Law (the “DGCL”) also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the DGCL provides the general authorization of advancement of a director’s or officer’s litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

Our Restated Bylaws and Restated Certificate of Incorporation provide for indemnification of our directors and officers and for advancement of litigation expenses to the fullest extent permitted by current Delaware law. In addition, the Company has entered into indemnification agreements with certain directors and officers that provide for indemnification and advancement of litigation expenses to fullest extent permitted by the DCGL.

We maintain a policy of directors and officers liability insurance which reimburses us for expenses which we may incur in connection with the foregoing indemnity provisions and which may provide direct indemnification to directors and officers where we are unable to do so.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the above, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16.  Exhibits.

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this registration statement on Form S-3.

Item 17.  Undertakings.

(a)

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)

To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those subparagraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)

Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)

Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Centennial, State of Colorado, on the 15th day of January, 2016.

URANIUM RESOURCES, INC.

By:

/s/ Jeffrey L. Vigil

Name:

Jeffrey L. Vigil

Title:

Vice President – Finance and
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Messrs. Christopher M. Jones and Jeffrey L. Vigil and each of them severally as such person’s true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might, or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christopher M. Jones	President, Chief Executive Officer and Director (Principal Executive Officer)	January 15, 2016
Christopher M. Jones
/s/ Jeffrey L. Vigil	Vice President – Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	January 15, 2016
Jeffrey L. Vigil
/s/ Terence J. Cryan	Director	January 15, 2016
Terence J. Cryan
/s/ Marvin K. Kaiser	Director	January 15, 2016
Marvin K. Kaiser
/s/ Tracy A. Stevenson	Director	January 15, 2016
Tracy A. Stevenson
/s/ Mark K. Wheatley	Director	January 15, 2016
Mark K. Wheatley

EXHIBIT INDEX

Exhibit Number	Description
4.1

Restated Certificate of Incorporation of the Company, dated February 15, 2004, as amended by the Certificate of Amendment of Restated Certificate of Incorporation of the Company, dated March 29, 2006, and the Second Certificate of Amendment of Restated Certificate of Incorporation of the Company, dated January 22, 2013 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013).

4.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on November 9, 2015).
4.3

Stockholders’ Agreement, dated as of March 1, 2012, by and between the Company and Resource Capital Fund V L.P. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 7, 2012).

4.4

Bridge Loan Agreement, dated December 17, 2012, by and among the Company, the subsidiaries of the Company from time to time party thereto, and Resource Capital Fund V L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 19, 2012).

4.5

Registration Rights Agreement, dated as of March 1, 2012, by and between the Company and Resource Capital Fund V L.P. (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 7, 2012).

4.6

Loan Agreement, dated November 13, 2013, among the Company, those subsidiaries of the Company from time to time party hereto, and Resource Capital Fund V L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 19, 2013).

4.7

Amendment No. 1 to Loan Agreement, dated April 29, 2014, among the Company, those subsidiaries of the Company from time to time party hereto, and Resource Capital Fund V L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 30, 2014).

4.8

Amendment No. 2 to Loan Agreement, dated November 5, 2014, among the Company, those subsidiaries of the Company from time to time party thereto, and Resource Capital Fund V L.P. (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014).

4.9	Form of options expiring June 15, 2017 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.10	Form of options expiring November 28, 2018 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.11	Form of options expiring October 8, 2019 (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.12	Form of options expiring September 30, 2016 (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.13	Form of options expiring November 30, 2017 (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.14	Form of options expiring November 30, 2017 (incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.15	Form of options expiring January 20, 2020 (incorporated by reference to Exhibit 4.7 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.16	Form of options expiring February 28, 2019 (incorporated by reference to Exhibit 4.8 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.17	Form of options expiring March 2, 2018 (incorporated by reference to Exhibit 4.9 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.18	Form of options expiring March 6, 2017 (incorporated by reference to Exhibit 4.10 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.19	Form of options expiring June 30, 2019 (incorporated by reference to Exhibit 4.11 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
5.1	Opinion of Hogan Lovells US LLP as to the legality of the securities being registered.
23.1	Consent of Hogan Lovells US LLP (included in Exhibit 5.1).
23.2	Consent of Hein & Associates LLP.
23.3	Consent of Moore Stephens Perth.
24	Power of Attorney (included on signature page).
99.1	Management Support Agreement, dated August 11, 2015, between RCF Management L.L.C. and the Company.
99.2	Agreement for Consulting Services, dated February 11, 2015, between Insight Transportation Services LLC and the Company.
99.3	Letter Agreement, dated February 25, 2015, between Insight Transportation Services LLC and the Company.
99.4	Consultancy Services Agreement, dated February 9, 2015, among Anatolia Energy Limited, Swellcap Limited and Paul Cronin.
99.5	Letter Agreement, dated August 5, 2015, between Anatolia Energy Limited, Swellcap Limited, Paul Cronin and the Company.